EXHIBIT 6

Section 321(b) Consent

Pursuant to Section 321(b) of the Trust Indenture Act of 1939, as amended, Wilmington Trust Company hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

WILMINGTON TRUST COMPANY

Dated: September 20, 2010	By:	/s/ Mary C. St. Amand
	Name:	Mary C. St. Amand
	Title:	Vice President